SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES LONDON SUMMER 2016 SCHEDULE
& UNVEILS NEXT PHASE OF "ALWAYS GETTING BETTER" PROGRAMME

4 NEW ROUTES TO MILAN MALPENSA, SOFIA, VERONA & VILNIUS,
150 ROUTES IN TOTAL, OVER 22M CUSTOMERS

Ryanair, Europe's favourite airline, today (2 Sep) launched its London summer 2016 schedule, with 4 new routes to/from Milan Malpensa, Sofia, Verona and Vilnius, over 150 routes in total and extra flights on 20 routes, which will deliver 22.8m customers p.a. (+1.4m) and support more than 17,000* jobs at London Stansted, London Gatwick and London Luton.

Ryanair's London summer 2016 schedule will deliver:

London Stansted:
• 37 based aircraft
• 3 new routes to Milan Malpensa, Sofia & Verona
• 129 routes in total
• Extra flights on 18 routes (incl Berlin x daily, Cologne 3 x daily, Edinburgh 5 x daily, Glasgow 4 x daily)
• 1,200 weekly flights (5% growth)
• 20m customers p.a.
• 15,000* "on-site" jobs p.a.

London Gatwick
• 5 routes in total (Dublin, Cork, Kaunas, Shannon & Seville)
• Extra flights to Dublin (6 x daily)
• 62 weekly flights (12% growth)
• 1m customers p.a.
• 750* "on-site" jobs p.a.

London Luton:
• 4 based aircraft
• 1 new route to Vilnius
• 18 routes in total
• Extra flights to Copenhagen (4 x daily)
• 123 weekly flights (13% growth)
• 1.8m customers p.a.
• 1,350* "on-site" jobs p.a.

UK consumers and visitors can choose from over 150 London routes in summer 2016 and can look forward to further improvements, as Ryanair continues Year 2 of its "Always Getting Better" programme, which has already delivered native mobile apps, reduced sports and airport fees and a new car hire partnership with CarTrawler.

Customers can next look forward to a new personalised website, with great new digital features such as 'hold the fare' and destination content (from October), as well as an enhanced insurance product (from October), new crew uniforms and improved inflight menus (both from December) and new cabin interiors (from December).

In London, Ryanair's Kenny Jacobs said:

"After a record summer 2015, where we grew our traffic and load factor and improved our industry leading punctuality, Ryanair is pleased to launch our London summer 2016 schedule, which includes new routes to Milan Malpensa (our newest base), Sofia, Verona and Vilnius, with over 150 routes in total, which will deliver 22.8m million customers p.a at London Stansted, London Gatwick and London Luton airports.

UK customers and visitors continue to choose Ryanair for the lowest fares and biggest route network, while enjoying our ongoing "Always Getting Better" customer experience improvements. After introducing allocated seating, a second free carry-on bag allowance, Family Extra and Business Plus services, and reducing our fees in Year 1, we've continued to roll out Year 2 of our AGB programme, which has included new native apps, reduced sports and airport fees and the launch of Ryanair Car Hire, which went live on Ryanair.com yesterday.

Our 103m customers can look forward to further improvements in the coming months, including our ground breaking personalised website, with exciting new digital features such as 'hold the fare' and real customer destination reviews, and improved menus, new cabin crew uniforms and new cabin interiors on board, with more to come in Year 3, as we continue to offer so much more than just lowest fares.

To celebrate the launch of our London summer 2016 schedule, and latest AGB improvements, we are releasing 100,000 seats for sale across our European network, which are available for booking until midnight Monday (7 Sep). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

ENDS

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:                     Robin Kiely                                           Piaras Kelly
                                                Ryanair Ltd                                          Edelman Ireland
Tel: +353-1-9451949                         Tel: +353-1-6789333
                                                press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02, September, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary